Exhibit 99.1

Catalyst receives final TSX listing approval and initiates program to assist small shareholders

RICHMOND, BC, Jan. 4, 2013 /CNW/ - Catalyst Paper Corporation announced today that final approval has been received for listing on the Toronto Stock Exchange (TSX) of its new class of common shares (new Shares) created pursuant to its reorganization under the Companies' Creditors Arrangement Act that completed on September 13, 2012. The new Shares will begin trading on the TSX on January 7, 2013 under the trading symbol "CYT".

Catalyst also announced that it has initiated a Small Shareholder Selling Program (SSSP). The program gives shareholders of record as of January 3, 2013 holding 99 or fewer new Shares the opportunity to sell all of these Shares without incurring commission charges thereby minimizing their cost and inconvenience. While the SSSP does not include a mechanism to buy new Shares, the TSX listing will provide that opportunity for those who wish to purchase additional new Shares.

The SSSP will begin on January 7, 2013 and will expire on February 28, 2013, unless extended. Shareholders wishing to participate in the SSSP must sell all of their new Shares. Catalyst will arrange for orders received pursuant to the program to be sent to a participating organization of the TSX (the Broker) for execution after clearance of such orders for trading. Orders received and cleared for execution will be placed with the Broker no later than 12:00 p.m. on the next business day for execution by the TSX. Orders may be aggregated, but not netted, by Catalyst or the Broker. The price received by shareholders for their new Shares will be the average price received on all orders placed with the Broker for execution on a given day, regardless of when any individual orders are executed on that day.

Catalyst and its Board of Directors are making no recommendation as to whether any shareholder should sell their new Shares pursuant to the SSSP or purchase any additional new Shares. The SSSP is entirely voluntary and shareholders are advised to contact their broker or other financial adviser as to the suitability of participating.

As previously announced, all common shares of Catalyst that were outstanding prior to the reorganization on September 13, 2012 and that were formerly traded under the symbol "CTL" were cancelled pursuant to the reorganization for no consideration and will not be listed on the TSX.

Additional information concerning the SSSP can be obtained by contacting Catalyst's program manager - Canadian Stock Transfer Company Inc. by telephone at (416) 682-3860 or toll-free at 1-800-387-0825, or through e-mail to inquiries@canstockta.com.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the TSX listing and the small shareholder selling program are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including changes in economic conditions, currency fluctuations and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, all of which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media & Others:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 05:00e 04-JAN-13